May 15, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549

Re: Sequential Brands Group, Inc.

Registration Statement on Form S-1 (File No. 333-188497)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sequential Brands Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-188497) together with all exhibits and amendments thereto, which was initially filed on May 9, 2013 (the “Registration Statement”).

As part of its business strategy, the Company is continuing to evaluate potential business opportunities, including, but not limited to, one or more strategic acquisitions. As such, the Company has determined to withdraw the Registration Statement and has obtained third party consents to terminate its obligation to file this Registration Statement.

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at gklein@sbg-ny.com, with a copy to Nazim Zilkha of White & Case LLP, via email at nzilkha@whitecase.com or via facsimile at (212) 354-8113.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact Nazim Zilkha of White & Case LLP by telephone at (212) 819-8998. Thank you for your attention to this matter.

Very truly yours,

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/Gary Klein
Name: Gary Klein
Title: Chief Financial Officer

cc: Nazim Zilkha, White & Case LLP